FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 15 December, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
15 December 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 December 2023	163,564	222.00	221.80	221.9643	LSE
15 December 2023	0	0.00	0.00	0.0000	CHIX
15 December 2023	0	0.00	0.00	0.0000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 203,342,856 Ordinary Shares in treasury and have 8,797,845,941 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
15 December 2023	16:18:13	BST	941	222.00	LSE	2013990
15 December 2023	16:18:13	BST	4590	222.00	LSE	2013988
15 December 2023	16:18:26	BST	5951	222.00	LSE	2014374
15 December 2023	16:19:36	BST	5647	222.00	LSE	2016770
15 December 2023	16:19:36	BST	5138	222.00	LSE	2016768
15 December 2023	16:19:36	BST	8524	222.00	LSE	2016766
15 December 2023	16:20:38	BST	5333	222.00	LSE	2018935
15 December 2023	16:20:38	BST	6696	222.00	LSE	2018933
15 December 2023	16:20:38	BST	5657	222.00	LSE	2018931
15 December 2023	16:21:29	BST	516	221.90	LSE	2020666
15 December 2023	16:21:29	BST	5742	221.90	LSE	2020670
15 December 2023	16:21:29	BST	5968	221.90	LSE	2020668
15 December 2023	16:21:56	BST	6169	221.90	LSE	2021584
15 December 2023	16:21:56	BST	8141	221.90	LSE	2021582
15 December 2023	16:22:09	BST	3681	221.80	LSE	2022029
15 December 2023	16:22:09	BST	3504	221.80	LSE	2022027
15 December 2023	16:24:05	BST	1807	222.00	LSE	2025296
15 December 2023	16:24:05	BST	54	222.00	LSE	2025294
15 December 2023	16:24:07	BST	995	222.00	LSE	2025331
15 December 2023	16:24:07	BST	1418	222.00	LSE	2025329
15 December 2023	16:24:07	BST	1201	222.00	LSE	2025327
15 December 2023	16:25:15	BST	7141	222.00	LSE	2027934
15 December 2023	16:25:15	BST	6014	222.00	LSE	2027936
15 December 2023	16:25:15	BST	379	222.00	LSE	2027938
15 December 2023	16:25:15	BST	7583	222.00	LSE	2027940
15 December 2023	16:25:20	BST	2547	222.00	LSE	2028093
15 December 2023	16:25:20	BST	2834	222.00	LSE	2028091
15 December 2023	16:25:45	BST	537	222.00	LSE	2028789
15 December 2023	16:25:45	BST	3664	222.00	LSE	2028787
15 December 2023	16:25:45	BST	1102	222.00	LSE	2028785
15 December 2023	16:26:10	BST	1422	222.00	LSE	2029483
15 December 2023	16:26:10	BST	3649	222.00	LSE	2029481
15 December 2023	16:26:10	BST	16	222.00	LSE	2029479
15 December 2023	16:26:10	BST	2297	222.00	LSE	2029477
15 December 2023	16:26:18	BST	5055	221.90	LSE	2029727
15 December 2023	16:26:18	BST	9092	221.90	LSE	2029725
15 December 2023	16:26:18	BST	932	221.90	LSE	2029723
15 December 2023	16:27:11	BST	483	222.00	LSE	2031002
15 December 2023	16:27:11	BST	3664	222.00	LSE	2031000
15 December 2023	16:27:11	BST	3024	222.00	LSE	2030998
15 December 2023	16:27:43	BST	2116	222.00	LSE	2032063
15 December 2023	16:27:43	BST	3166	222.00	LSE	2032061
15 December 2023	16:27:53	BST	2395	221.90	LSE	2032439
15 December 2023	16:28:31	BST	6762	222.00	LSE	2033778
15 December 2023	16:29:39	BST	17	222.00	LSE	2038179

Date: 15 December 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary